September 5, 2018

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:    Calamos Investment Trust (File No. 33-19228) (the “Registrant”)

Dear Ms. Larkin:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on August 27, 2018 in connection with the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on July 18, 2018 (the “Registration Statement”) for the purpose of registering Class R6 shares of Calamos International Growth Fund (the “Fund”), a series of the Registrant. Your comments are summarized below, and followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Comment. With regard to footnote #1 to the expense table on page 1 of the prospectus, please explain why “Other Expenses” are based on estimated amounts for the current fiscal year.

Response.     “Other expenses” are estimated because the Fund has not previously offered Class R6 shares.

2.	Comment. Please revise the first sentence of footnote #2 to describe the waiver/reimbursement in plain English.

Response.     The Fund has revised the disclosure as noted below and will conform disclosure in other parts of the registration statement where applicable.

CALAMOS ADVISORS ~~The Fund’s investment advisor~~ has contractually agreed to limit the Fund’s annual ordinary operating expenses for Class R6 shares (as a percentage of average net assets) to 0.85% less the annual sub-transfer agency ratio for the Fund. The annual sub-transfer agency ratio is equal to the aggregate sub-transfer agency expenses common to the other shares classes of the Fund divided by the aggregate average annual net assets of the Fund’s other share classes. For purposes of this expense limitation, operating expenses do not include taxes, interest, short interest, short dividend expenses, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any. ~~reimburse Fund expenses through March 1, 2022 to the extent necessary so that Total Annual Fund Operating Expenses (excluding taxes, interest, short interest, short dividend expenses, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any) of Class R6 are limited to 0.85% of average net assets less the annual ratio of sub-transfer agency expenses over average net assets attributable to the Fund’s other share classes.~~ CALAMOS ADVISORS may recapture previously waived expense amounts within the same fiscal year for any day where the Fund’s expense ratio falls below the contractual expense limit up to the expense limit for that day. This undertaking is binding on CALAMOS ADVISORS and any of its successors and assigns through March 1, 2022. This agreement is not terminable by either party.

3.	Comment. Please revise the financial highlights table to include updated financial information per Rule 3-18 of Regulation S-X.

Response.

The Fund has made the requested revision.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Very truly yours,

/s/ Rita Rubin

Rita Rubin, Esq.

RR/cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Investment Trust

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Investment Trust

Tammie Lee, Esq., Assistant Secretary, Calamos Investment Trust

Paulita A. Pike, Esq., Ropes & Gray LLP

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